As filed with the Securities and Exchange Commission on June 3, 2020

Securities Act File No. 333-236206

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ______________________

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
 Pre-Effective Amendment No.
 Post-Effective Amendment No. 1
(Check appropriate box or boxes)

The Cushing® MLP & Infrastructure Total Return Fund
(Exact Name of Registrant as Specified in Charter)

300 Crescent Court, Suite 1700
Dallas, Texas 75201
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(214) 692-6334
(Area Code and Telephone Number)

Jerry V. Swank
Cushing® Asset Management, LP
300 Crescent Court, Suite 1700
Dallas, Texas 75201
(Name and Address of Agent for Service)

  ______________________

With copies to:

Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606

  ______________________
It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2020 pursuant to Rule 497(b) of the Securities Act of 1933, as amended, are incorporated herein by reference. This Post-Effective Amendment is being filed for the purpose of filing the final tax opinion as Exhibit 12 to this Registration Statement on Form N-14.

PART C: OTHER INFORMATION

ITEM 15. Indemnification

Reference is made to Article IV, Sections 2 through 7, of the Registrant’s Agreement and Declaration of Trust, as amended, a copy of which was filed as an exhibit to the Registrant’s Form 8-K filed on May 16, 2011, and which is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Fund’s Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

Exhibit No.	Description of Exhibit
(1) (a)	Second Amended and Restated Agreement and Declaration of Trust(b)
(b)	Amendment to the Second Amended and Restated Agreement and Declaration of Trust(c)
(2) (a)	Amended and Restated Bylaws of the Registrant(c)
(b)	Amendment to the Amended and Restated Bylaws of the Registrant(c)
(3)	Not applicable
(4)	Form of Agreement and Plan of Merger was filed as Appendix B to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement incorporated herein by reference
(5)	Not applicable
(6)	Investment Management Agreement between the Registrant and Cushing® Asset Management, LP(a)
(7)	Not applicable
(8)	Not applicable
(9)	Custody Agreement(a)
(10)	Not applicable
(11)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(e)
(12)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
(13)(a)(i)	Transfer Agent Servicing Agreement(c)
(ii)	Amendment to Transfer Agent Servicing Agreement(c)
(b)	Fund Administration Agreement(a)
(c)	Fund Accounting Servicing Agreement(a)
(d)	Lending Services Agreement(c)
(e)	Special Custody and Pledge Agreement(c)
(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and The Cushing® Energy Income Fund*
(15)	Not applicable
(16)	Power of Attorney(d)

(17)(a)	Form of Proxy Card for Registrant(e)
(b)	Form of Proxy Card for The Cushing® Energy Income Fund(e)

*	Filed herewith.

(a)
Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333- 143305 and Investment Company Act File No. 811-22072), filed on August 23, 2007.

(b)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on May 16, 2011.

(c)
Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333- 225523 and Investment Company Act File No. 811-22072), filed on June 8, 2018.

(d)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (Securities Act File No. 333- 236206), filed on January 31, 2020.

(e)
Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (Securities Act File No. 333- 236206), filed on March 3, 2020.

ITEM 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Merger within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 3rd day of June, 2020.

THE CUSHING® MLP & INFRASTRUCTURE TOTAL RETURN FUND

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Trustee, Chairman of the Board and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 3rd day of June, 2020.

NAME	TITLE
Principal Executive Officer:
/s/ Jerry V. Swank	Trustee, Chairman of the Board and Chief Executive Officer
Jerry V. Swank

Principal Financial Officer and Principal Accounting Officer: /s/ John H. Alban	Chief Financial Officer and Treasurer
John H. Alban

*	Trustee
Brian R. Bruce

*	Trustee
Brenda A. Cline

*	Trustee
Ronald P. Trout

* By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
As Attorney-In-Fact, Pursuant to a Power of Attorney incorporated herein by reference
June 3, 2020

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(12)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and The Cushing® Energy Income Fund